May 22, 2008

Securities and Exchange Commission

Attn: Stephen Krikorian

Accounting Branch Chief

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4561

Washington, DC 20549

RE:	Silicon Graphics, Inc.
Form 10-K for the fiscal year ended June 29, 2007
Filed September 12, 2007
Form 10-Q for the quarterly period ended December 28, 2007
Filed February 6, 2008
File No. 001-10441

Dear Mr. Krikorian:

This filing is made in response to the comments received from you by letter dated April 24, 2008. The numbering of the paragraphs below corresponds to the numbering of the comments, which for your convenience, we have inserted into this response letter. Below are your comments and our responses.

Form 10-K for the Fiscal Year Ended June 29, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”)

Results of Operations, page 27

1.	In your results of operations section, you refer to two or more factors that contributed to material changes over the reported periods. Your discussion should quantify the amount of the changes contributed by each of the factors or events that you identify as they relate to fluctuations in revenue, gross profit margin, and operating expenses. For example, you should quantify the extent that higher volumes, greater large dollar transactions for your Altix servers, and decreased volume of Prism family of visualization systems contributed to the change in Core Systems revenue in fiscal 2007. Refer to Section III.D of SEC Release 33-6835.

Response: In response to the Staff’s comment, in future filings in which two or more factors or events contribute to material changes in results of operations over the reported periods, we will, to the extent identifiable, quantify the amounts of the material

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changes contributed by each factor or event. We supplementally inform you that we have added such additional information in our Quarterly Report on Form 10-Q for the quarter ended March 28, 2008 (filed with the Commission on May 7, 2008), including a discussion of revenue, gross profit margins and operating expenses.

Consolidated Statements of Cash Flows, page 55

2.	Explain the nature of the adjustment for “amortization of inventory fair value adjustment to cost of sales.” Tell us why this amount is included as an adjustment instead of within the inventory line item presented within the section for changes in operating assets of this statement. Further, explain why the inventory fair value adjustment did not create a new cost basis for each inventory item. Confirm that when you perform the lower of cost or market test for inventory that the cost per unit includes the fair value adjustment. See ARB 43, Chapter 4 Statement 6.

Response: The amortization of inventory fair value adjustment to cost of sales represents the recognition within Cost of Goods Sold of the fair value step-up associated with the inventory on hand as of September 29, 2006 (our Fresh Start reporting date). Upon our emergence from Chapter 11 bankruptcy, we applied Fresh Start accounting based on paragraph 38 of Statement of Position 90-7, Financial Reporting by Entities in Reorganization Under the Bankruptcy Code (“SOP 90-7”), which requires the allocation of the reorganization value of the entity to be allocated to the entity’s assets in conformity with the procedures specified by FASB Statement No. 141, Business Combinations (“SFAS 141”). Paragraph 37(c) of SFAS 141 requires that the value for work-in-process and finished goods inventory be based on the estimated selling price less the sum of (a) costs to complete, if applicable, (b) costs of disposal, and (c) a reasonable profit allowance for the selling effort and the effort to complete the work-in-process inventory. As a result, we recorded a step-up in the original inventory carrying value to create a new carrying value as of September 29, 2006. However, it was administratively impractical to apply the fair value step-up to each inventory work-in-process and finished good item due to the number of parts involved. Nonetheless, a new cost basis was created at an aggregate product level and we subsequently recognized the inventory step-up to cost of sales based on inventory throughput. The impact to cost of sales primarily occurred in the first nine months ended June 29, 2007. Because this step-up resulted from a non-cash transaction, we include it as an adjustment to net loss in the operating section of the statement of cash flows instead of including it as a component of the change in operating assets.

In response to the Staff’s request to confirm that when we perform the lower of cost or market test for inventory that we include the fair value adjustment in the cost per unit, we advise the Staff that we considered the fair value adjustment in determining the cost per unit when we aggregated work-in-process and finished goods inventory and performed the lower of cost or market test.

Notes to Consolidated Financial Statements

Note 4 Fresh-Start Reporting, page 72

3.	We note your disclosure that an independent financial advisor assisted you in the determination of your reorganization value as defined in SOP 90-7. Tell us whether you believe that this advisor qualifies as an expert. If so, your filing should name the expert and include the expert’s consents if you have registration statements that automatically incorporate by reference any subsequently filed periodic filing. See Securities Act Rule 436(b) of Regulation C.

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Response: In response to the Staff’s comment, we do not believe the independent financial advisor is an expert as defined in the SEC regulations and, as a result, we deleted references to the independent financial advisor beginning with our Quarterly Report on Form 10-Q for the quarter ended December 28, 2007 (filed with the Commission on February 6, 2008). We intend to comply with Rule 436(b) of Regulation C in future filings.

Form 10-Q for the Quarterly Period Ended December 28, 2007

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 23

4.	Your discussion should include disclosure based on currently known trends, events and uncertainties that are reasonably expected to have a material impact on your liquidity, capital resources or results of operations. For example, you should discuss whether the lower pricing for new contracts, as noted in your discussion of the changes in revenue from Global Services, will have, or is reasonably likely to have, a material impact on your results. You should quantify the expected effects of this and other known, material trends on your future results to the extent possible. Further, this analysis should discuss why the company is lowering prices and why bookings were lower than expected in the second half of fiscal 2007. Refer to Item 304(a)(3)(ii) of Regulation S-K and Section III.B.3 of Release No. 33-8350 for additional guidance.

Response: In response to the Staff’s comment, in future filings we will include discussion of currently known trends, events and uncertainties that we believe will have, or are reasonably likely to have, a material impact on our liquidity, capital resources and results of operations. We have included a discussion of such trends, events and uncertainties in our Quarterly Report on Form 10-Q for the quarter ended March 28, 2008 (filed with the Commission on May 7, 2008), including a discussion of bookings and backlog in the Overview section of MD&A.

Controls and Procedures, page 30

5.	You indicate that there were no changes in your internal control over financial reporting during the six months ended December 28, 2007. Please reconcile this statement with the disclosures indicating that you have begun remediation and are in the process of implementing changes to respond to your material weakness. We further note that you are investing in ongoing efforts to improve your internal control over financial reporting.

Response: We acknowledge the Staff’s comment and in future filings will insure that we disclose material remedial actions taken in a particular period in the filings covering such period. We supplementally advise the Staff that, in our Quarterly Report on Form 10-Q for the quarter ended March 28, 2008 (filed with the Commission on May 7, 2008), we repeated disclosure of the material weakness, discussed responsive actions taken during the period and stated that we expected our remediation efforts to continue through the fourth quarter of fiscal year 2008. We also added:

“Except for such corrective actions, there were no changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the nine months ended March 28, 2008 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”

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In response to the Staff’s request, we acknowledge that:

A. we are responsible for the adequacy and accuracy of the disclosure in our filings;

B. Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filings; and

C. we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Cynthia Holbrook, Director – Corporate Legal Services at (650) 933-4955 with any further questions or comments regarding this matter.

Very truly yours,

/s/ Kathy A. Lanterman
Kathy A. Lanterman
Senior Vice President and Chief Financial Officer

cc: Melissa Walsh, SEC Senior Staff Accountant

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